EXHIBIT 1

ENERPLUS COMMENTS ON PROPOSED BUDGET AMENDMENTS TO
CANADIAN INCOME TAX ACT

On March 23, 2004, the Canadian government tabled its federal budget and proposed amendments to the Income Tax Act (Canada) which will affect mutual fund trusts, such as Enerplus Resources Fund (“Enerplus”), if enacted in their present form.   The changes that would likely impact Enerplus are described below.

An estimated 15% of Enerplus' current distributions to non-resident unitholders are deemed to be a return of capital, which are not subject to Canadian withholding tax. It has been proposed that a Canadian withholding tax be applied to the return of capital portion of distributions made after 2004 to non-resident investors.  Under this proposal, the tax, at a rate of 15 per cent, would be withheld from the distributions at source.

The budget also introduces an amendment to limit the level of investment by pension funds in business income trusts after 2004.  This should not impact Enerplus, as we are not currently considered a business income trust for the purposes of these rules.

Another proposed amendment deals with the requirements for maintaining mutual fund trust status.  As a result of the current structure and assets of the Fund, Enerplus meets the mutual fund trust status requirements by reason of an exception to certain provisions within the Income Tax Act which would otherwise restrict non-resident ownership of the units of a mutual fund trust.  The proposed amendment would effectively eliminate this exception over time and require Enerplus to comply with the requirement that it “not be maintained primarily for the benefit of non-residents” before 2007.

Based on information received from our transfer agent and financial intermediaries in February 2004, an estimated 64% of our issued and outstanding trust units were held by non-residents. If the proposed amendment is enacted, we intend to comply with the requirements to maintain our mutual fund trust status. Enerplus is reviewing various alternatives to mitigate the impact of this legislation as it is currently proposed.  Enerplus has in excess of 2½ years to pursue and implement strategies in this regard.

For more information, please contact Eric Tremblay, Senior Vice President, Capital Markets, or Investor Relations at 1-800-319-6462 or email investorrelations@enerplus.com.